

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2021

John Merris
Chief Executive Officer
Solo Brands, Inc.
1070 S. Kimball Ave. Ste 121
Southlake, TX 76092

      **Re: Solo Brands, Inc.**
          **Amendment No. 1 to Draft Registration Statement on Form S-1**
          **Submitted August 10, 2021**
          **CIK 0001870600**

Dear Mr. Merris:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted August 10, 2021

General

1. Please revise your discussion of the Tax Receivable Agreement to state clearly that you expect the arrangement to reduce the cash provided by the tax savings that would otherwise have been available to Solo Brands for other uses and that the arrangement confers significant economic benefits to the TRA Participants by redirecting cash flows to them at the expense of the rest of your shareholders. Further, please revise to provide prominent and complete disclosure of the arrangement as a principal topic in the prospectus summary. We expect to find this disclosure well before the single bullet point on page 9 and the brief ensuing disclosure on page 11.

Unaudited Pro Forma Consolidated Financial Information, page 75

2.  Consistent with your response to prior comment 1, please prominently disclose in your discussion of the Tax Receivable Agreement herein you expect that the amount of cash payments required under the agreement may be substantial.  In addition, expand your disclosure in pro forma adjustment 1(b) to briefly describe for investors how you will account for subsequent changes in the measurement of the obligation based on the factors denoted in the bullet points under Basis Adjustments within the prospectus section on Certain Relationships and Related Party Transactions, including the anticipated duration of such payments.

3.  We note that following the completion of the organizational transactions, although you will have a minority economic interest in Holdings, you will have the sole voting interest in, and control the management of, Holdings, and therefore will consolidate the financial results of Holdings, reporting a non-controlling interest related to the LLC Interests held by the Continuing LLC Owners.  Please disclose herein and prominently in your prospectus how you will consolidate and recognize the assets and liabilities of Solo Stove Holdings, LLC and the non-controlling interests in your audited financial statements.  In this regard, describe whether you will account for the reorganization as a transaction between entities under common control or under the purchase method of accounting, and reference the accounting literature relied upon.

4.  Please ensure that the "Solo Brands, Inc. pro forma" columns within the pro forma financial statements reflect your post-offering capital structure. For instance, we note that the pro forma balance sheet currently depicts Class A-1 and A-2 units which appear to apply to your intermediate predecessor, and does not appear to include a line item for Class A and Class B common shares.  Additionally within the Notes related to the Offering, provide disclosure as to how you allocated Net income (loss) to noncontrolling interests for the periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 83

5.  We note your response to prior comment 8.  Please amend to provide an analysis of amounts reported in your financial statements.  We also note your continued combined presentation of the results for the predecessor, intermediate successor and successor periods, which should be supplemental to the analysis of amounts reported in your financial statements.  You responded that the combined presentation "is incrementally more useful to the investor," as the different accounting bases do "not have a material impact, unless otherwise noted, on the comparability of [y]our results of operations."  Please submit an analysis to support your belief that the different bases of accounting for the predecessor, intermediate successor, and successor did not have a material impact on your combined results of operations, and specifically identify the instances alluded to in "unless otherwise noted."  In addition, please provide a similar analysis for your non-

GAAP measures from comment 6 highlighting any material amounts.

You may contact Heather Clark, Staff Accountant, at (202) 551-3624 or Mark Rakip, Accounting Branch Chief, at (202) 551-3573 if you have questions regarding comments on the financial statements and related matters.  Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Ian D. Schuman